Exhibit 99(a)

Westpac Banking Corporation Buy-Back Tender

This is an important document.

If you are in any doubt as to the action you should take, you should consult your financial, taxation or other adviser immediately.

ABN 33 007 457 141

Important dates

May	12 May 2004	Shares quoted ex-entitlement on the ASX: Shares bought on or after this date will not confer an entitlement to participate in the Buy-Back

	18 May 2004	Buy-Back Record Date: determination of shareholders entitled to participate in the Buy-Back

	26 May 2004	Mailing of Buy-Back Documents to shareholders completed

	31 May 2004	Tender Period opens

June	10 June 2004	Interim Dividend Record Date: determination of shareholders entitled to receive the interim dividend*

	18 June 2004	Tender Period closes. Tenders must be received by the Westpac Share Registry no later than 7 pm (Sydney time)

	21 June 2004	Announcement of the Buy-Back Price and scale back (if any)

	30 June 2004	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

July	2 July 2004	Dispatch/crediting of interim dividend proceeds to shareholders on the Westpac Share Register on the Interim Dividend Record Date

* Shareholders who have submitted a Tender should still be eligible for the interim dividend (see Section 1.26).

While Westpac does not anticipate changing these dates and times, it reserves the right to do so without notification.  Westpac may also decide not to proceed with the Buy-Back.

Eligibility to participate

You are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (18 May 2004) and, in accordance with the ASTC Settlement Rules, the Shares confer an entitlement to receive this Invitation.

Issuer Sponsored Holders

If you wish to participate in the Buy-Back, please complete and sign the enclosed Tender Form and return to:

In Australia

If sending by mail	or	If delivering in person
Westpac Buy-Back Tender		Westpac Share Registry
Reply Paid 1519		C/- ASX Perpetual
Sydney South NSW 1234		Registrars Limited
Level 8, 580 George St
Sydney NSW 2000

From outside Australia

Westpac Share Registry
Locked Bag A6015
Sydney South NSW 1235
AUSTRALIA

Completed Tender Forms must be received no later than 7 pm (Sydney time) on Friday, 18 June 2004. If you have any questions about completion and processing of your Tender Form, please contact the Westpac Buy-Back enquiry line on 1800 804 255 within Australia or +612 8280 7070 if you are calling from outside Australia. Otherwise, please contact your professional adviser.

CHESS Holders

If you have a CHESS Holding and you wish to participate in the Buy-Back, contact your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7 pm Sydney time on Friday, 18 June 2004. The name of your controlling participant is printed on the top right of your enclosed Tender Form. You do not need to return the Tender Form enclosed with this booklet, unless requested to do so by your controlling participant.

Notice to shareholders and ADR holders located in the United States

See Sections 4.3, 4.4 and 4.5 for certain important information to be considered by United States shareholders and ADR holders.

Definitions

Some words used in this booklet have defined meanings. Section 5 “Definitions and Interpretation” defines these words which are capitalised throughout this booklet.

Chairman’s letter

Dear Shareholder

It is with great pleasure that I invite you to consider participating in an off-market buy-back of Westpac’s ordinary shares, Westpac’s first ever structured off-market buy-back.

Following a strong earnings performance in the 2003 financial year and in the first half of 2004, Westpac’s capital ratios are currently above our stated target ranges. Consistent with our strategy of ensuring the Westpac Group maintains an efficient capital structure, we decided to investigate the most effective way to return this surplus capital to you, our shareholders.

After much research we felt that a structured off-market buy-back was the most appropriate option and in the interests of all shareholders.

Part of the buy-back price received by shareholders who sell their shares in the buy-back will be treated as a fully-franked dividend for tax purposes. Shareholders who retain their shares also benefit as Westpac’s future earnings will be attributed to a smaller number of shares outstanding.

Importantly, the buy-back has been structured to give shareholders the flexibility to participate in a manner that best meets their own financial needs. In this regard you can choose to sell some or all of your shares (subject to the minimum participation requirements) and you can lodge a final price tender or tender at any of the specified prices. The final buy-back price will be the lowest price in the range $14.00 to $18.00 that enables Westpac to buy back the targeted amount of capital.

Of course the decision to participate is entirely up to you and whether the structure of the buy-back aligns with your financial objectives.

Approximately $500 million of capital is expected to be bought back.  This represents around 2% of our ordinary shares outstanding and ensures that Westpac remains prudently capitalised after the buy-back. This booklet contains detailed information on the buy-back, how it operates and how you can participate. I encourage you to read it carefully and if you are in any doubt as to the action you should take, please contact your financial advisor. You should note that the tax implications of participating in the buy-back may differ for different shareholders and we encourage you to seek your own advice to take into account your particular circumstances.

If you have any queries on how the buy-back operates we have set up a dedicated enquiry line that can be reached on 1800 804 255 toll free within Australia or +612 8280 7070 if you are calling from outside Australia. As a further source of information, copies of this document and other information relevant to the buy-back are available on Westpac’s internet site www.westpac.com.au.  Any subsequent announcements related to the buy-back will also be posted on our website.

If you wish to submit a tender, please ensure your completed and signed Tender Form is received by the Registry or, if you are CHESS sponsored, your broker processes your tender, no later than 7 pm Sydney time on Friday, 18 June 2004.

Yours sincerely

/s/ Leon A. Davis

Leon A. Davis
Chairman

Contents

Important dates

Chairman’s letter

What is a buy-back?

1.	Details of the Buy-Back and Tender Process
1.1	Why is Westpac implementing the Buy-Back?
1.2	What is a buy-back tender?
1.3	What are the advantages of a tender process?
1.4	Am I entitled to tender Shares in the Buy-Back?
1.5	Can ordinary shares held by participants in Westpac’s employee Plans be tendered?
1.6	How does the Buy-Back compare to selling my Shares on the stock market?
1.7	Can NZ Class Shares be sold into the Buy-Back?
1.8	Do I have to tender my Shares?
1.9	What does the Buy-Back mean for me, if I do not participate?
1.10	What price will Westpac pay to buy back my Shares?
1.11	What is a Final Price Tender?
1.12	How will I know what the Buy-Back Price is?
1.13	Will all the Shares I tender be bought back?
1.14	How will I know how many of my Shares have been bought back?
1.15	Shareholders with 200 Shares or less
1.16	How will Westpac determine successful Tenders and any scale back?
1.17	How will the scale back affect my tender?
1.18	How have Westpac shares performed over recent times?
1.19	How do I participate in the Buy-Back?
1.20	Can I withdraw or amend my Tender?
1.21	How can I obtain additional Tender and Withdrawal/Amendment Forms?
1.22	Shareholders with more than one holding of Shares
1.23	Joint shareholders
1.24	How will I receive payment for Shares bought back?
1.25	Can I trade my Shares after submitting a Tender?
1.26	Will I still receive the interim dividend (and any DRP entitlement shares) if I participate in the Buy-Back?
1.27	Can I still vote at any shareholder meeting if I tender my Shares?

2.	Australian Tax Implications for Shareholders
2.1	Australian resident individual
2.2	Australian resident company
2.3	Australian complying superannuation fund
2.4	Non-residents
2.5	Draft Taxation Determination TD2004/D1
2.6	Limits on availability of franking credits

3.	Effect of the Buy-Back on Westpac
3.1	How will the Buy-Back be funded?
3.2	Impact of the Buy-Back on key financial indicators and capital ratios
3.3	What effect will the Buy-Back have on Westpac’s issued shares?
3.4	What effect will the Buy-Back have on control of Westpac?
3.5	Interim results and other information
3.6	Outlook

4.	Additional Information on the Buy-Back
4.1	Size of the Buy-Back
4.2	Excluded Foreign Persons
4.3	Shares held by Trustees and Nominees and American Depositary Receipt (ADR) holders
4.4	Note to shareholders and ADR holders located in the United States
4.5	Purchase and sale of Westpac shares by Westpac controlled entities
4.6	Margin lending arrangements
4.7	Restrictions on the payment of Buy-Back proceeds
4.8	Rights under this Invitation cannot be transferred
4.9	The effect of submitting a Tender
4.10	Westpac’s rights to accept or reject Tenders and Tender Forms
4.11	Westpac’s right to vary dates and times
4.12	Westpac’s right to adjust Tenders
4.13	Directors’ entitlements
4.14	ASIC and ASX relief
4.15	Privacy

5.	Definitions and Interpretation
5.1	Definitions
5.2	Interpretation

Forms
Personalised Tender Form (enclosed).
Tender Withdrawal and Amendment Form (attached at the back of this booklet).

What is a buy-back?

A buy-back occurs where a company purchases its own shares from its shareholders. Any shares bought back are cancelled, which will result in a smaller number of shares on issue. This booklet details the Buy-Back of approximately $500 million of ordinary shares recently announced by Westpac. You should read it carefully before deciding whether or not you would like to participate.

What to do?

You have two choices:

1. Offer to sell some or all of your Shares to Westpac.

You should read this booklet carefully and complete the personalised Tender Form accompanying this booklet. Further details on how to participate are set out in Section 1.

or

2. Do nothing.

The number of shares you hold will not change, however your proportional shareholding in Westpac may increase marginally.

As a shareholder, you will benefit from any improvement in Westpac’s earnings per share and return on equity, and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

Some points to consider:

•                  you can choose the minimum price in the range at which your Shares could be bought back (your Tender Price) from the specified prices in the range $14.00 to $18.00;

•                  you can choose to lodge a Final Price Tender (see Section 1.11);

•                  if the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price for each Share bought back;

•                  if the Buy-Back Price is less than your Tender Price, your Shares will not be bought back and you will keep your Shares;

•                  if your Tender is successful, there will be certain income tax and capital gains tax consequences; and

•                  you should not have to pay any brokerage to sell your Shares in the Buy-Back.

Need help?

Please read this document for more detailed information.  If you have any further questions after reading this document, please call the Westpac Buy-Back enquiry line on 1800 804 255 within Australia or +612 8280 7070 if you are calling from outside Australia.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider the appropriateness of the Buy-Back having regard to your objectives, financial situation and needs. You should also consider obtaining independent advice before making any financial decisions.

If you are in any doubt as to the action you should take, you should consult your financial, taxation or other adviser immediately.

1.               Details of the Buy-Back and Tender Process

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

You should also have regard to other information previously made available to you about Westpac, such as the Westpac Annual Report and Westpac’s 2004 interim profit announcement. These documents can be reviewed online at www.westpac.com.au/investorcentre.

1.1 Why is Westpac implementing the Buy-Back?

The Buy-Back is being implemented to return surplus capital to shareholders and to ensure that Westpac maintains an efficient capital structure.

1.2 What is a buy-back tender?

A buy-back tender process involves Westpac inviting eligible shareholders to tender any or all of their Shares to Westpac at any of the specified prices in the tender range from $14.00 to $18.00 per Share as specified on the Tender Form or as a Final Price Tender.

1.3 What are the advantages of a tender process?

The advantages of the tender process include the following:

•                  participation is optional and shareholders have the flexibility to tailor their participation to suit their own circumstances. In particular you can:

•                  choose whether to tender your Shares in the Buy-Back;

•                  choose how many (if any) of your Shares to tender; and

•                  choose the Tender Price;

•                  your Tender Price is the lowest price you will receive for each Share bought back. If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back;

•                  all eligible shareholders have an equal opportunity to participate in the Buy-Back; and

•                  shareholders should not have to pay any brokerage to sell their Shares in the Buy-Back.

1.4 Am I entitled to tender Shares in the Buy-Back?

You are entitled to tender up to 100% of the Shares which are registered in your name on 18 May 2004 and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back. Any Shares which you acquire on-market on or after the ex-entitlement date (12 May 2004) generally will not be registered in your name by 18 May 2004 and therefore will not carry an entitlement to be included in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet.

1.5 Can ordinary shares held by participants in Westpac’s employee Plans be tendered?

Ordinary shares held by the participants of Westpac’s employee Plans can be tendered into the Buy-Back unless they are Restricted Employee Shares.

Participants who hold ordinary shares in Westpac as a result of their participation in Plans will receive a letter indicating whether they are entitled to tender their Shares in the Buy-Back and, where applicable, a separate summary of the potential tax consequences of participating in the Buy-Back.

1.6 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the Australian income taxation consequences for you if you participate successfully in the Buy-Back may be different than if you sold your Shares on-market (see Section 2 for more details). To execute a share sale on the ASX, you may need to appoint a broker and pay brokerage.

However, you may be able to sell your Shares for a higher price via the ASX. Westpac’s market price on the ASX may be, or may move, higher than the Buy-Back Price during or after the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the tender range, Westpac is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, Westpac strongly recommends that you seek your own professional advice.

1.7 Can NZ Class Shares be sold into the Buy-Back?

No. NZ Class Shares cannot be sold into the Buy-Back. The Westpac Group intends to conduct an on-market share buy-back for the NZ Class Shares in accordance with the rules of the New Zealand Stock Exchange.

1.8 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back.

1.9 What does the Buy-Back mean for me, if I do not participate?

If you choose not to participate or your Tender is unsuccessful, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, you will hold a slightly larger percentage of the total shares in Westpac (as there will be fewer shares on issue). You will also benefit from any improvement in earnings per share and return on equity and you will continue to be subject to the normal investment risks associated with share ownership.

1.10 What price will Westpac pay to buy back my Shares?

The Buy-Back Price will be the lowest specified price in the range of $14.00 to $18.00 per Share that will allow Westpac to purchase the amount of ordinary share capital it determines to buy back. The top of the range represents a 0.4% premium and the bottom of the range a 21.9% discount to Westpac’s closing price of $17.92 on 5 May 2004 (the last trading day prior to announcement of the Buy-Back).

You will be paid the Buy-Back Price for each Share that is bought back, even if your Tender Price is below the Buy-Back Price.

1.11 What is a Final Price Tender?

A Final Price Tender is an offer to sell your Shares to Westpac at the Buy-Back Price, whatever it is determined to be under the tender process.

The Buy-Back Price could be as low as $14.00 or as high as $18.00 per Share. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at or near the bottom of the price range. Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. Final Price Tenders will only be scaled back if the Buy-Back Price is $14.00 and the total number of Shares tendered at $14.00 and as Final Price Tenders is more than Westpac determines to buy back.

Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.12 How will I know what the Buy-Back Price is?

Westpac intends to announce the Buy-Back Price to the ASX as soon as possible after the Buy-Back is completed. Westpac expects this to be on Monday, 21 June 2004.

1.13 Will all the Shares I tender be bought back?

The success of your Tender will depend on your Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Tenders Westpac accepts.

1.14 How will I know how many of my Shares have been bought back?

After the announcement of the results of the Buy-Back, Westpac will send all shareholders who have offered to sell their Shares in the Buy-Back a letter notifying them of the number of their Shares (if any) that have been bought back and the price paid.

1.15 Shareholders with 200 Shares or less

If you hold 200 Shares or less:

•                  you may only lodge one Tender for all of your Shares; and

•                  you must tender those Shares at only one of the specified prices or as a Final Price Tender. You cannot tender only some of your holding or tender Shares at different prices.

1.16 How will Westpac determine successful Tenders and any scale back?

If you tender your Shares at a price above the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If Westpac proceeds with the Buy-Back and you tender your Shares at or below the Buy-Back Price, or as a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back.

What is a scale back?

A scale back mechanism may apply if the total number of Shares tendered at or below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Westpac determines to buy back.

If the Buy-Back Price is $14.50 or higher and Westpac determines that a scale back is required:

a)              Tenders below the Buy-Back Price will be accepted in full;

b)             Tenders above the Buy-Back Price will be rejected;

c)              Excluded Tenders will be accepted in full;

d)             Final Price Tenders will be accepted in full; and

e)              Tenders at the Buy-Back Price (other than Final Price Tenders and Excluded Tenders) will be scaled back on a pro rata basis.

If the Buy-Back Price is $14.00 and Westpac determines that a scale back is required:

a)              the Priority Allocation (see below) will apply to each shareholder who tendered Shares at $14.00 and/ or as a Final Price Tender. If the shareholder tendered less than the Priority Allocation at those Tender Prices, all of those Shares will be bought back.  If the shareholder tendered more than the Priority Allocation at those Tender Prices, then the Priority Allocation will be bought back and the balance of those Shares (ie. excluding the Priority Allocation) will be scaled back as set out in d) below;

b)             Excluded Tenders will be accepted in full;

c)              Tenders above $14.00 will be rejected; and

d)             the balance of Tenders at $14.00 and Final Price Tenders (other than Excluded Tenders) will be scaled back on a pro rata basis.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

If you want to reduce the likelihood of any scale back applying to your Tender, you may consider lodging a Final Price Tender (see Section 1.11 for further details).

What is the Priority Allocation?

The Priority Allocation only arises if the Buy-Back Price is the lowest price in the range ($14.00) and there is a scale back. The Priority Allocation is equal to 200 Shares or such lesser number of Shares as is required to ensure that Westpac is able to buy back only the number of Shares it determines to buy back.

If the Buy-Back Price is $14.00 and there is a scale back, then for each shareholder’s aggregate Tender (of Shares tendered at $14.00 and as a Final Price Tender):

•                  the Priority Allocation is the maximum number of Shares that will be accepted before the scale back is applied; and

•                  the scale back will only apply to that portion of each aggregate Tender which exceeds the Priority Allocation.

What is an Excluded Tender?

An Excluded Tender is a Tender that is excluded from any scale back.

If a shareholder tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and, as a result of the scale back, would have a Small Holding (200 shares or less), their Tender(s)will not be scaled back when Westpac determines its Buy-Back allocations after the close of the Tender Period on 18 June 2004. That is, in performing any scale back, Westpac will accept Excluded Tenders in full.

1.17 How will the scale back affect my tender?

The details of any scale back will be announced as soon as possible after the Closing Date. Westpac expects to make this announcement on Monday, 21 June 2004. When the scale back is calculated, all fractions will be rounded down to the next Share.

The examples set out on the following pages illustrate how the scale back may affect your Tender. Shareholders should not rely on the prices used as being the Buy-Back Price as the prices specified are for illustrative purposes only.

Example

As an illustration, assuming 3 shareholders with various sized holdings each tender 1,000 Shares into the Buy-Back on the following basis:

	Total Holding of Shares	Tender	Tender Price(s)
Shareholder 1	15,000	900	$17.00
		100	$15.50

Shareholder 2	1,000	85	$15.50
		915	$14.00

Shareholder 3	1,000	750	$15.50
		250	Final Price Tender

Two alternate scenarios are examined.

Scenario 1 (example only)

In scenario 1, the Buy-Back Price is assumed to be $15.50 and there is a 29.3% scale back. No Priority Allocation is made because the Buy-Back Price is not the lowest price in the range. The outcome of each Tender would be as follows:

	Tender Price	Tender	Outcome
Shareholder 1	$17.00	900	Not successful, no
			Shares bought back

	$15.50	100	Successful, 70
			Shares bought back

Shareholder 2	$15.50	85	Successful, all 85
			Shares bought back

	$14.00	915	Successful, all 915
			Shares bought back

Shareholder 3	$15.50	750	Successful, 530
			Shares bought back

	Final Price Tender	250	Successful, all 250
			Shares bought back

Shareholder 1 tendered a total of 1,000 Shares at two different prices: 900 Shares at $17.00 and 100 Shares at $15.50. The Tender submitted at $17.00 would not be successful because the Tender Price is above the Buy-Back Price. The Tender submitted at $15.50 would be successful, however only 70 of the 100 Shares tendered would be bought back, as a result of the 29.3% scale back (see scale back table below). This is not an Excluded Tender as Shareholder 1 did not tender their entire holding at or below the Buy-Back Price.

Shareholder 2 tendered a total of 1,000 Shares at two different prices: 85 Shares at $15.50 and 915 Shares at $14.00. The Tender submitted at $15.50 would be successful and all 85 Shares would be bought back. Although these Shares were tendered at the Buy-Back Price, no scale back applies as this is an Excluded Tender (see scale back table below). The Tender submitted at $14.00 would be successful as the Tender Price is below the Buy-Back Price and all 915 Shares would be bought back at $15.50 per Share.

Shareholder 3 tendered a total of 1,000 Shares at two different prices: 750 Shares at $15.50 and 250 Shares as a Final Price Tender. The Tender submitted at $15.50 would be successful but only 530 of the 750 Shares tendered would be bought back, as a result of the 29.3% scale back (see scale back table below). This is not an Excluded Tender as following the scale back Shareholder 3 would be left with more than 200 Shares. The Tender submitted as a Final Price Tender would be successful and all 250 Shares would be bought back at $15.50 as the Buy-Back Price is not the lowest price in the range.

Scenario 1: Scale back table (example only)

	Shares tendered at $15.50	Shares subject to scale back	Scale back (1)	Tender post scale back (2)	Shares remaining	Excluded Tender (3)	Shares tendered at $15.50 that are bought back
Shareholder 1	100	100	29.3%	70	30	NO	70

Shareholder	85	85	29.3%	60	25	YES	85

Shareholder 3	750	750	29.3%	530	220	NO	530

NOTES:

(1)          A scale back of 29.3% means 70.7% of the Shares subject to scale back would be bought back (ignoring Excluded Tenders).

(2)          When the scale back is calculated, all fractions are rounded down to the next Share (for example, Shareholder 1 tendered 100 Shares, therefore 100 x (100%-29.3%) = 70.7 Shares which when rounded down equals 70 Shares).

(3)          To qualify as an Excluded Tender, all Shares must be tendered into the Buy-Back, and all Tenders must be at or below the Buy-Back Price, and as a result of the scale back the shareholder must be left with 200 Shares or less. If any of these conditions are not met, then the Tender will not qualify as an Excluded Tender.

Scenario 2 (example only)

In scenario 2 it is assumed the scale back remains at 29.3%, but the Buy-Back Price is assumed to be the lowest Tender Price, ie $14.00. It is also assumed that the Priority Allocation is 200 Shares.  The outcome of each Tender would be as follows:

	Tender Price	Tender	Outcome
Shareholder 1	$17.00	900	Not successful, no
			Shares bought back

	$15.50	100	Not successful, no
			Shares bought back

Shareholder 2	$15.50	85	Not successful, no
			Shares bought back

	$14.00	915	Successful, 705
			Shares bought back

Shareholder 3	$15.50	750	Not successful, no
			Shares bought back

	Final Price Tender	250	Successful, 235
			Shares bought back

Shareholder 1 tendered at prices above the Buy-Back Price so no Shares would be bought back.

Shareholder 2 tendered a total of 1,000 Shares at two different prices: 85 Shares at $15.50 and 915 Shares at $14.00. The Tender submitted at $15.50 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $14.00 would be successful but only 705 of the 915 Shares tendered would be bought back, as a result of the 29.3% scale back (see scale back table below). This is not an Excluded Tender as following the Priority Allocation and scale back, Shareholder 2 would be left with more than 200 Shares.

Shareholder 3 tendered a total of 1,000 Shares at two different prices: 750 Shares at $15.50 and 250 Shares as a Final Price Tender. The Tender submitted at $15.50 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted as a Final Price Tender would be successful but only 235 Shares of the 250 Shares would be bought back as a result of the 29.3% scale back (see scale back table below). This is not an Excluded Tender as Shareholder 3 did not tender their entire holding at or below the Buy-Back Price.

Scenario 2: Scale back table (example only)

	Shares tendered at $14.00 (1)	Shares subject to scale back (2)	Scale back (3)	Tender post scale back plus Priority Allocation (4)	Shares remaining	Excluded Tender (5)	Shares tendered at $14.00 that are bought back (1)
Shareholder 1	0	na	na	na	na	na	na

Shareholder 2	915	715	29.3%	705	210	NO	705

Shareholder 3	250	50	29.3%	235	15	NO	235

NOTES:

(1)          Includes Final Price Tenders.

(2)          As the Buy-Back Price is at the bottom of the range and there is also a scale back, the Priority Allocation applies. Under the Priority Allocation, the first 200 Shares (or such lesser number) tendered are bought back from each successful shareholder before the scale back applies. For example, Shareholder 2 has 715 Shares that are subject to scale back (915-200=715).

(3)          A scale back of 29.3% means 70.7% of the Shares subject to scale back would be bought back (ignoring Excluded Tenders).

(4)          When the scale back is calculated, all fractions are rounded down to the next Share. For example, Shareholder 2 has 715 Shares that are subject to scale back, therefore 715 x (100%-29.3%) = 505.5 which when rounded down equals 505 Shares. 505 Shares plus the Priority Allocation of 200 Shares equals 705 Shares.

(5)          To qualify as an Excluded Tender, all Shares must be tendered into the Buy-Back, and all Tenders must be at or below the Buy-Back Price, and as a result of the scale back the shareholder must be left with 200 Shares or less. If any of these conditions are not met, then the Tender will not qualify as an Excluded Tender.

1.18 How have Westpac shares performed over recent times?

The closing price of Westpac Shares on the ASX on 5 May 2004, being the last day before Westpac announced details of the Buy-Back, was $17.92.

Westpac’s highest and lowest market sale prices during each of the preceding five months were as follows:

Period	Low	High	Volume weighted average price
December 2003	$15.00	$16.06	$15.55

January 2004	$15.84	$17.05	$16.24

February 2004	$16.26	$16.98	$16.21

March 2004	$16.81	$18.28	$17.60

April 2004	$17.41	$17.98	$17.43

A graph of the share price performance of Westpac over the period from January 2003 to May 2004* is set out below.

NOTES: * Price shown to 5 May 2004.

1.19 How do I participate in the Buy-Back?

There are 3 steps to participating in the Buy-Back:

Step 1 – Decide how many Shares you wish to sell;

Step 2 – Choose your Tender Price(s); and

Step 3 – Submit your Tender(s) by 7 pm (Sydney time) on 18 June 2004.

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you can tender into the Buy-Back. You may tender any number of Shares up to this maximum number, unless you hold 200 Shares or less in which case you may only lodge one Tender for all of your Shares. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered in the Buy-Back, unless you first withdraw or amend your Tender (see Section 1.20).

Step 2 – Choose your Tender Price(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)).

If you hold 200 Shares or less, all the Shares you wish to sell must be tendered either at one of the specified prices (from $14.00 to $18.00 per Share set out on the Tender Form) or as a Final Price Tender (see Section 1.11). You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you hold more than 200 Shares, you may tender the Shares you wish to sell at any of the specified prices (from $14.00 to $18.00 per Share set out on the Tender Form) or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at the specified price of $14.50, one third at the specified price of $15.50 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

You should note that Westpac is not obliged to accept your Tender and therefore there is no guarantee that Westpac will buy back your Shares. The success of your Tender depends on:

•                  whether a valid Tender Form has been submitted; and

•                  the price(s) at which you tender your Shares relative to the Buy-Back Price. Shares you tender at prices above the Buy-Back Price will not be bought back.  By submitting a Final Price Tender however, you will ensure that at least some of your Shares will be bought back, subject to Westpac exercising its discretion to buy back no Shares at all.

Step 3 – Submit your Tender(s) by 7 pm (Sydney time)18 June 2004

How you submit your Tender will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to complete and sign your personalised Tender Form and return it to the Westpac Share Registry.

Your completed Tender Form must be received by the Westpac Share Registry no later than 7 pm (Sydney time) on Friday, 18 June 2004 at:

From within Australia

If sending by mail	or	If delivering in person
Westpac Buy-Back Tender		Westpac Share Registry
Reply Paid 1519		C/- ASX Perpetual
Sydney South NSW 1234		Registrars Limited
Level 8, 580 George St
Sydney NSW 2000

From outside Australia

Westpac Share Registry
Locked Bag A6015
Sydney South NSW 1235
AUSTRALIA

You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia.

Your Tender Form may not be accepted by Westpac unless it is actually received at one of these addresses by 7 pm (Sydney time) on Friday, 18 June 2004. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7 pm (Sydney time) on Friday, 18 June 2004. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form.

You should not send your Tender Form to the Westpac Share Registry.

If you are a CHESS sponsored holder, you may receive written confirmation from CHESS of the Tenders made on your holding by your controlling participant.

Irrespective of its wording, this confirmation is not an acceptance by Westpac of any Tender.

1.20 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures below.

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

You may withdraw your Tender(s)by ticking the “Withdrawal” box on the Withdrawal/Amendment Form at the back of this booklet, completing your shareholder details, signing the form and sending it to the Westpac Share Registry at the address provided so that it is received no later than 7 pm (Sydney time) on Friday, 18 June 2004.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (but not all) of your Tenders, you must tick the “Amendment Box” on the Withdrawal/Amendment Form at the back of this booklet. You must then complete your shareholder details, complete the details of all your Tenders on that form in accordance with the instructions shown on it and send it to the Westpac Share Registry as specified above so that it is received no later than 7 pm (Sydney time) on Friday, 18 June 2004.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all your previous Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all the Tenders you wish to submit as if you had not previously submitted them.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your amendment or withdrawal by no later than 7 pm (Sydney time) on Friday, 18 June 2004.

You should not send a Withdrawal/Amendment Form to the Westpac Share Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawals/ amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Westpac of any Tender.

1.21 How can I obtain additional Tender and Withdrawal / Amendment Forms?

If you require replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Westpac Buy-Back enquiry line on 1800 804 255 within Australia or +612 8280 7070 if you are calling from outside Australia.

1.22 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one registered holding of Shares will be applied to each registered holding as if held by different persons.

1.23 Joint shareholders

If you hold your Shares jointly with another person (for example your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

1.24 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Westpac Share Register at 7 pm (Sydney time) on Friday 18 June 2004, all proceeds due to you under the Buy-Back will be credited to your nominated bank account. If you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, please contact Westpac’s Share Registry by 11 June 2004 on 1800 804 255 toll-free within Australia or +612 8280 7070 if you are calling from outside Australia. If you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

In all other cases you will be sent a cheque for the Buy-Back proceeds. If you are a resident of New Zealand or the United Kingdom and your Shares are bought back, Westpac will pay you the Buy-Back Price for each Share bought back in your local currency. Otherwise you will be paid in Australian dollars.

To determine the amounts payable in currencies other than Australian dollars, the Buy-Back proceeds will be converted into the relevant currency at the applicable exchange rate as determined by Westpac on 21 June 2004.  Cheques and direct credit advices will be mailed to you at your risk, to your address as shown on the Westpac Share Register at 7 pm (Sydney time) on Friday 18 June 2004.

Payments to bank accounts and dispatch of cheques is expected to be completed by 30 June 2004. Payments to the accounts and the dispatch of cheques to the addresses specified above will satisfy Westpac’s obligation to pay you for any Shares bought back.

1.25 Can I trade my Shares after submitting a Tender?

You may not sell or offer to sell the Shares once you have tendered them in the Buy-Back. Nor should you convert the Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, if you change your controlling participant).

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a “subposition” in the Westpac Share Register. You will not be able to deal successfully with those Shares until those Shares are released from the subposition. For the Shares to be released from that subposition you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.20 of this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares in respect of which you have submitted a Tender. If at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, Westpac may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Sections 4.10 and 4.12 for further details).

1.26 Will I still receive the interim dividend (and any DRP entitlement shares) if I participate in the Buy-Back?

All shareholders with a registered holding at 10 June 2004 (the Interim Dividend Record Date) will be entitled to receive the 42 cents per share interim dividend.

Under the Buy-Back, Shares will not be bought back until 21 June 2004, which is after the Interim Dividend Record Date. As a result, you will still receive the interim dividend on any Shares that are tendered into the Buy-Back, as long as you are the registered holder of those Shares on 10 June 2004.

When the Buy-Back was announced, Westpac suggested that shareholders who intended to sell all their Shares into the Buy-Back consider discontinuing their participation in the DRP. Even if you successfully tender all of your Shares into the Buy-Back, failure to withdraw from the DRP may result in you holding a very small number of shares. If you currently participate in the DRP, and have not notified the Westpac Share Registry of your withdrawal from the DRP by 5 pm (Sydney time) on 10 June 2004, you will receive shares under the DRP even though you may have tendered some or all of your Shares in the Buy-Back.

1.27 Can I still vote at any shareholder meeting if I tender my Shares?

Shareholders who tender their Shares to Westpac will still be entitled to vote (in accordance with the voting rights attached to those Shares) at any shareholders meeting that is held before the Closing Date.

2.               Australian Tax Implications for Shareholders

The following discussion is provided by Allens Arthur Robinson, legal and tax advisers to Westpac, and is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 6 May 2004. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. Westpac has applied for a Class Ruling from the ATO for shareholders who participate in the Buy-Back, which is expected to provide confirmation of a number of the statements contained in this summary. Although it is not anticipated to be the case, it is possible that the Class Ruling issued by the ATO may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business of dealing in shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. The Buy-Back may have additional consequences for employees of Westpac who hold Shares as a result of their participation in Plans. A separate summary of the potential tax consequences of participating in the Buy-Back will be provided to Plan participants.

It is therefore important you seek professional tax advice to take into account your particular circumstances.

Introduction

The Buy-Back will constitute an “off-market” buy-back for tax purposes. Westpac has received confirmation from the ATO that, subject to certain assumptions, all of the Buy-Back Price in excess of $4.00 will be treated as a fully franked dividend.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when Westpac accepts the Tender. This is anticipated to be on 21 June 2004.

Certain consequences arise if a share is bought back for a price which exceeds or is less than the market value of the share at the time of a buy-back (calculated as if the buy-back did not occur and was never proposed to occur) (“Tax Value”).

If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as Westpac intends to set the Buy-Back Price at no more than the Tax Value, this will not occur.

If, however, the Buy-Back Price is lower than the Tax Value of the Shares, it is necessary to adjust the capital proceeds for CGT purposes. In that case, the capital proceeds will be deemed to be $4.00 plus the difference between the Tax Value and the Buy-Back Price. The ATO released Draft Taxation Determination TD2004/D1 in January 2004. TD2004/D1 sets out the ATO’s view on an appropriate method to calculate the Tax Value. Further details on TD2004/D1, including the ATO’s calculation of Tax Value, are set out in Section 2.5.

2.1 Australian resident individual
Income Tax – Treatment of dividend

An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the difference between $4.00 and the Buy-Back Price. The dividend will be included in assessable income.

If the shareholder whose Shares are bought back is entitled to the benefit of franking credits on the dividend (see Section 2.6 below) the shareholder will also:

•                  include the franking credit on the dividend in their assessable income; and

•                  be entitled to a tax offset equal to the franking credit.

The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess.

Capital Gains Tax – Disposal of Shares

An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $4.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price (irrespective of the Buy-Back Price). The ATO’s method for calculating the Tax Value is discussed in Section 2.5.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held a Share for less than twelve months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45 am (Australian Capital Territory time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the CGT discount (which reduces the gain, net of any capital losses, by 50%). Shareholders who acquired their Shares after 11.45 am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the CGT discount in calculating any capital gain on disposal. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. This is irrespective of the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are deemed to be $4.00 (or, where the Buy-Back Price is lower than the Tax Value, $4.00 plus the difference between the Buy-Back Price and Tax Value) rather than the price at which the shareholder sold their Shares. This also means that any capital gain which would have otherwise arisen on disposal of the Shares may be reduced.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder’s assessable income from the Buy-Back.

The table on page 17 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on, among other things, the Buy-Back Price, the Tax Value, the individual’s applicable marginal tax rate and their CGT cost base for the Shares. The actual Tax Value will depend on the movement in the S&P/ASX 200 Index up to the close of the Buy-Back.

It is important to understand that the table is an example only and is based on a number of assumptions including an assumed Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the frankable distribution will not be known until after the Buy-Back closes. The tax consequences for an individual may be different because of their particular circumstances.

2.2 Australian resident company Income Tax – Treatment of dividend

An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the difference between $4.00 and the Buy-Back Price.

The shareholder will be required to include the dividend in their assessable income. If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.6 below), the shareholder will also:

•                  include the franking credit on the dividend in their assessable income;

•                  be entitled to a tax offset equal to the franking credit; and

•                  be entitled to a credit in their own franking account equal to the amount of the franking credit.

No refund will be available to the extent that the tax offset exceeds the tax payable by the shareholder.

Capital Gains Tax – Disposal of Shares

An Australian resident company participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $4.00. If, however, the Buy-Back Price is lower than the Tax Value of the Shares, it is necessary to adjust the capital proceeds. In that case, the capital proceeds will be deemed to be $4.00 plus the difference between the Tax Value and the Buy-Back Price. The ATO has expressed the view that Tax Value should be determined in accordance with the methodology described in Section 2.5.

Example of tax consequences per Share for Australian resident individuals participating in the Buy-Back (based on an illustrative Buy-Back Price of $15.00)

	Your taxable income $6,001–$21,600			Your taxable income $21,601–$52,000			Your taxable income $52,001–$62,500			Your taxable income $62,500+
	18.5% marginal tax rate			31.5% marginal tax rate			43.5% marginal tax rate			48.5% marginal tax rate
Tax payable by individuals
Assumed cost base	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00

INCOME TAX CONSEQUENCES
Assumed fully franked dividend	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00

Add: gross up for franking credits	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71	$4.71
Assessable income	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71	$15.71

Tax on that assessable income(1)	$(2.91)	$(2.91)	$(2.91)	$(4.95)	$(4.95)	$(4.95)	$(6.84)	$(6.84)	$(6.84)	$(7.62)	$(7.62)	$(7.62)
After tax proceeds plus franking credits(2)	$12.80	$12.80	$12.80	$10.76	$10.76	$10.76	$8.87	$8.87	$8.87	$8.09	$8.09	$8.09

CAPITAL GAINS TAX CONSEQUENCES
Capital component of the
Buy-Back Price	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00

Adjustment for excess of Tax Value(3)	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25	$1.25

Assumed cost base	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00	$5.00	$10.00	$15.00
Nominal capital gain/ (loss) on disposal(4)	$0.25	$(4.75)	$(9.75)	$0.25	$(4.75)	$(9.75)	$0.25	$(4.75)	$(9.75)	$0.25	$(4.75)	$(9.75)

Discount capital gain/(loss)(4),(6)	$0.13	$(2.38)	$(4.88)	$0.13	$(2.38)	$(4.88)	$0.13	$(2.38)	$(4.88)	$0.13	$(2.38)	$(4.88)

Tax impact of loss/ capital gain(1),(5),(6)	$(0.02)	$0.44	$0.90	$(0.04)	$0.75	$1.54	$(0.05)	$1.03	$2.12	$(0.06)	$1.15	$2.36

After tax proceeds(1),(5),(6)	$3.98	$4.44	$4.90	$3.96	$4.75	$5.54	$3.95	$5.03	$6.12	$3.94	$5.15	$6.36
Total after tax proceeds(1),(5),(6)	$16.78	$17.24	$17.71	$14.72	$15.51	$16.30	$12.82	$13.91	$14.99	$12.03	$13.25	$14.46

(1)          For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.

(2)          This assumes that the individual is fully entitled to the franking benefits.

(3)          This assumes that the Tax Value of the Shares is $16.25. The Tax Value will change, depending on the movement in the S&P/ASX 200 Index up to the close of the Buy-Back.

(4)          Capital losses can only be offset against capital gains.

(5)          This assumes individuals will be able to fully utilise capital losses to offset capital gains.

(6)          This assumes any capital loss is offset against an individual’s other capital gains and that the discount capital gain method is applied against an individual’s other capital gains.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45 am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses not used may be carried forward to be used later subject to restrictions including the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder’s assessable income.

The Minister for Revenue and Assistant Treasurer issued a Press Release on 27 September 2002 indicating that further amendments to the imputation provisions to apply from 1 July 2002 would be introduced into Parliament as soon as practicable. It is possible that these amendments may, among other things, affect the CGT treatment of an Australian resident company participating in the Buy-Back. The impact of any amendments will depend upon the form of the legislation enacted.

The amendments may mean that a capital loss may only arise to the extent that the CGT cost base of the Shares exceeds the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

If no amendments are made to the legislation, the position may be different. Accordingly, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

2.3 Australian complying superannuation fund Income Tax – Treatment of dividend

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the difference between $4.00 and the Buy-Back Price. The shareholder will be required to include in their assessable income the amount of the dividend.

If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.6 below), the shareholder will also:

•                  include the franking credit on the dividend in their assessable income; and

•                  be entitled to a tax offset equal to the franking credit.

The tax offset reduces the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.6.

Capital Gains Tax – Disposal of Shares

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $4.00. If, however, the Buy-Back Price is lower than the Tax Value of the Shares, it is necessary to adjust the capital proceeds. In that case, the capital proceeds will be deemed to be $4.00 plus the difference between the Tax Value and the Buy-Back Price. The ATO has expressed the view that Tax Value should be determined in accordance with the methodology described below in Section 2.5.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45 am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11.45 am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the CGT discount. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder’s assessable income.

2.4 Non-residents

Income Tax – Treatment of dividend

A non-resident shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

Capital Gains Tax – Disposal of Shares

An Australian CGT liability should not arise for a nonresident participating in the Buy-Back unless the nonresident together with its “associates” has at any time in the preceding five years held 10% or more of the issued shares of Westpac.

2.5 Draft Taxation Determination TD2004/D1

Draft taxation determinations may not be relied on by taxpayers as they represent the preliminary, though considered, views of the ATO and are not a ruling.

In accordance with TD2004/D1, the ATO has indicated that Tax Value should be determined as $17.11 adjusted for the movement in the S&P/ASX 200 Index from the close of trading on 5 May 2004 to the close of trading on the day the Buy-Back closes (expected to be 18 June 2004). That is:

$17.11	x	Closing level of S&P/ASX 200 Index
on the Closing Date
3407.6*

*3407.6 was the S&P/ASX 200 Index at the close of trading on 5 May 2004.

TD 2004/D1 indicates that the ATO may vary this valuation methodology in appropriate cases to take account of a company’s particular circumstances. If the movement in the S&P/ASX 200 Index is significantly different from the movement in Westpac’s market price over the relevant period, Westpac may approach the ATO to seek to vary the Tax Value methodology.

2.6 Limits on availability of franking credits

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the dividend component of the Buy-Back Price.

These rules are designed to, among other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

Westpac is seeking confirmation from the ATO in a Class Ruling that the ATO will not make a determination to deny shareholders generally the benefit of franking credits on the dividend under the Buy-Back.

The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the franking credit. For example, the period during which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule (“the 45 day rule”) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking rebate entitlement for the income year does not exceed $5,000 should not be subject to the 45 day rule.

As a result of some recent changes to the law this exemption may not be available. However, the Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45 day rule requires a resident shareholder to have held their Shares “at risk” for a specified period in order to “qualify” for the franking credit on the dividend. This would include the dividend component of the Buy-Back Price. The 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those Shares were acquired and ending 45 days after the Shares become ex-dividend.

The 45 day rule is complex. Generally, a shareholder who is subject to the rule and has acquired their Shares on or after 7 May 2004 would fail the 45 day rule in respect of the dividend component of the Buy-Back Price. This is on the basis that the determination of the buy-back allocations (including any scale back) occurs on 21 June 2004. In that case, shareholders whose Shares are bought back will hold their Shares at risk until 21 June 2004, upon which date the Shares will no longer be at risk.

A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired their Shares before 7 May 2004. This may arise where the shareholder has entered into other arrangements regarding the Shares which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

The 45 day rule also operates on a last-in-first-out basis so that a shareholder will be deemed to have disposed of under the Buy-Back their most recently acquired Shares for the purpose of applying the 45 day rule. Generally, if the most recently acquired Shares were acquired on or after 7 May 2004, the shareholder may not qualify for the franking credit on the dividend deemed to have been received by the shareholder participating in the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than 21 June 2004, these dates may alter. Westpac can give no assurance that the Buy-Back allocation will occur on 21 June 2004.

In addition, where the shareholder is under an obligation to make related payments in respect of the dividend arising on the Buy-Back Price, the shareholder may not qualify for the franking credit unless other at risk holding requirements are satisfied.

3. Effect of the Buy-Back on Westpac

The table below sets out Westpac’s Consolidated Statement of Financial Position and a Pro-forma Consolidated Statement of Financial Position as at 31 March 2004, assuming $500 million worth of Shares are bought back.

Consolidated Statement of Financial Position

As at 31 March 2004	Actual	Pro-forma(1)
	(A$m)	(A$m)
Assets
Cash and balances with central banks	2,015	2,015
Due from other financial institutions	9,281	9,281
Trading securities	8,165	8,165
Investment securities	3,101	3,101
Loans	170,532	170,532
Acceptances of customers	4,395	4,395
Life insurance assets	12,316	12,316
Regulatory deposits with central banks overseas	536	536
Goodwill	2,483	2,483
Fixed assets	820	820
Deferred tax assets	873	873
Other assets	19,954	19,954
Total assets	234,471	234,471
Liabilities
Due to other financial institutions	4,479	4,479
Deposits	135,949	135,949
Debt issues	35,964	36,464
Acceptances	4,395	4,395
Current tax liabilities	104	104
Deferred tax liabilities	85	85
Life insurance policy liabilities	10,336	10,336
Provisions	420	420
Other liabilities (excluding loan capital)	22,479	22,479
Subordinated bonds, notes and debentures	3,914	3,914
Subordinated perpetual notes	514	514
Total Liabilities	218,639	219,139
Equity
Ordinary shares(2)	4,168	4,035
Reserves	(226)	(226)
Retained profits(2)	7,755	7,388
New Zealand Class shares	471	471
Trust Originated Preferred Securities (TOPrSSM)	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655
Trust Preferred Securities (TPS)	1,132	1,132
Outside equity interests in controlled entities	1,412	1,412
Total equity	15,832	15,332

(1)          Pro-forma calculations assume the Buy-Back Price is $15.00 and the number of Shares bought back is 33.3 million. $15.00 is an example only.  You should not rely on this price as being the Buy-Back Price. See Section 1.10 for an explanation of how the Buy-Back Price will be determined.

(2)          Assuming a Buy-Back Price of $15.00, $4.00 of the Buy-Back Price will be debited to ordinary share equity and the assumed balance of $11.00 per Share will be debited to retained profits.

The amount by which the Buy-Back Price exceeds the amount debited to ordinary share equity ($4.00 per share) will be debited to retained profits. For example, if the Buy-Back Price is $15.00 an amount of $11.00 per Share will be debited to retained profits.

3.1 How will the Buy-Back be funded?

The Buy-Back will be funded from general funding and existing debt facilities.

3.2 Impact of the Buy-Back on key financial indicators and capital ratios

While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back is known, the Buy-Back is expected to improve Westpac’s earnings per share and return on equity in 2004 and later years.

The amount of franking credits that Westpac will distribute to shareholders under the Buy-Back will not be known until the Buy-Back price and total size of the Buy-Back are determined. In any event, Westpac expects to continue to be in a position to fully frank its ordinary dividends for the foreseeable future.

Capital management

Westpac pursues an active capital management strategy focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation. This framework is embedded in our business activities and investment decisions.

Our capital management seeks to find the right balance between the interests of shareholders, regulators and rating agencies. For Westpac, a target capital structure consistent with a “double A” senior debt rating has been chosen as striking the right balance between these interests.

The bank uses a range of capital management initiatives to optimise its capital structure.

On 5 April 2004, Tier 1 capital was increased by the issue of the USD 525 million Trust Preferred Securities.

The USD 322.5 million TOPrS hybrid equity issued in 1999 have their first call date on 16 July 2004. It is Westpac’s intention to redeem these securities at this time.

Following the issue of the 2004 Trust Preferred Securities and the redemption of the TOPrS hybrid, Westpac will have approximately $2.95 billion of hybrid equity on issue. This is at the maximum level that the Australian Prudential Regulation Authority allows for qualifying Tier 1 capital purposes.

On 6 May 2004, Westpac announced an off-market buy-back of approximately $500 million of ordinary shares (which is the subject of this booklet) as a mechanism to return surplus capital to shareholders.

Westpac also announced it would conduct an on-market buy-back of an equivalent proportion of its NZ Class Shares (approximately one million shares).

Capital ratios

As at 31 March 2004 the Tier 1 capital ratio to Risk Weighted Assets (RWA) was 7.2% and the Adjusted Common Equity to RWA ratio (ACE/RWA) was 5.1%. These are above our capital target ranges of:

•                  Tier 1/RWA in the range 6.0 – 6.75%; and

•                  ACE/RWA in the range 4.5 – 5.0%.

RWA growth has been strong; increasing $6.0 billion (4%) during the six months to 31 March 2004. This represents an 8% increase on the prior corresponding period.

	Actual as at 31 March 2004	Proforma as at 31 March 2004(1)	Target Range
Tier 1 Ratio	7.2%	6.8%	6.0-6.75%

ACE/RWA	5.1%	4.8%	4.5-5.0%

(1)          Adjusted for an assumed $500 million Buy-Back, issue of USD 525 million Trust Preferred Securities and redemption of USD 322.5 million TOPrS.

3.3 What effect will the Buy-Back have on Westpac’s issued shares?

As at 5 May 2004, Westpac had on issue 1,802 million ordinary shares. Assuming a total of $500 million worth of Shares are bought back, the following table sets out the number of Shares and the percentage of total issued Shares, which would be bought back at different Buy-Back Prices. All Shares that Westpac buys back will be cancelled.

Specified Buy-Back Prices	Number of Shares Bought Back (million)	% of Total Issued Shares
$14.00	35.7	2.0%
$14.50	34.5	1.9%
$15.00	33.3	1.8%
$15.50	32.3	1.8%
$16.00	31.3	1.7%
$16.50	30.3	1.7%
$17.00	29.4	1.6%
$17.50	28.6	1.6%
$18.00	27.8	1.5%

3.4 What effect will the Buy-Back have on control of Westpac?

Having regard to Westpac’s widely held shareholding, the Buy-Back is not expected to have any change of control implications for Westpac.

3.5 Interim results and other information

We have delivered a strong first half (interim) net profit attributable to equity holders of $1,225 million, up 17% on the six months to 31 March 2003 (prior corresponding period) and up 8% on the six months to 30 September 2003 (the prior period), as a result of consistent execution of our strategy.

Our preferred earnings measure, cash earnings attributable to ordinary shareholders (cash earnings) increased 13% to $1,233 million on the prior corresponding period. Cash earnings per share increased to 66.7 cents per share, up 11% on the prior corresponding period. Economic profit, which captures the capital consumed by the business and the benefit of dividend franking, grew 14%.

We have continued our momentum from last year and remain well positioned to achieve against all key stakeholder measures.

Electronic copies of Westpac’s 2004 interim profit announcement can be found at www.westpac.com.au under “Westpac Info”. Announcements made by Westpac after the date of this booklet may be of interest to shareholders. Any such announcements can also be found at www.westpac.com.au/investorcentre.

3.6 Outlook

The Australian economy has continued to perform well with strong growth, sound employment conditions and positive consumer sentiment supported by emerging growth in the global economy.

The New Zealand economy has similarly performed well although growth has eased more recently with softer business confidence and lower migration levels.

Credit growth in Australia has remained at high levels growing at 15% for the year to March 2004. Within this, housing credit increased 24% and business credit grew at around 6% over the same period.

New Zealand credit growth has also been solid, with Private Sector Credit growing around 10%. Consistent with the sound economic environment, operating conditions for our wealth management businesses have also been favourable.

For the remainder of the financial year, little change in the overall economic growth outlook is anticipated. Although the composition of this growth is expected to change with lower consumer spending and dwelling expenditure offset by increased business investment and an improving net export position.

The much anticipated decline in housing credit is also expected to emerge, given the evidence of a slowdown in real housing activity. This should see housing credit growth fall to below 20% by September 2004 and be on a declining path. Partially offsetting this decline will be an increase in business credit growth from 6% to over 8% per annum.

Given the economic and credit outlook, conditions for the financial services sector will continue to be positive. Competition across the business will also continue to intensify.

Westpac advised the market last year that we would not be providing specific earnings guidance given global governance requirements and that position has not changed.

We have established a sound base for the 2004 financial year with first half results above our medium term guidance. We will also continue to benefit from the market share and customer service improvements that we have seen to date.

We are therefore positive about the outlook for solid earnings growth for the year as a whole.

4.               Additional Information on the Buy-Back

This section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees.

4.1 Size of the Buy-Back

ASIC has granted Westpac an exemption under subsection 257D(4) of the Corporations Act to permit Westpac to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.14.

Under the Corporations Act, Westpac may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10% of the smallest number of votes attaching to Westpac’s voting shares, at any time during the 12 months preceding the Buy-Back. Westpac retains the discretion to buy back any lesser number of Shares or no Shares at all.

4.2 Excluded Foreign Persons

This Invitation is not made to any Excluded Foreign Persons.

Without limiting the rights that Westpac otherwise has in relation to Tenders, a Tender submitted by such a person need not be accepted by Westpac.

4.3 Shares held by Trustees and Nominees and American Depositary Receipt (ADR) holders

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. It is the responsibility of the registered holder to aggregate all instructions received from any underlying beneficial owners and submit one combined Tender Form (if any).

If you hold American Depositary Receipts (ADRs) representing Shares, you will separately receive additional information regarding how to instruct the ADR depositary to tender your Shares if you wish to participate in the Buy-Back.

4.4 Note to shareholders and ADR holders located in the United States

If you are a shareholder or ADR holder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Westpac’s directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Westpac’s assets are located outside the United States, it may not be possible for shareholders or ADR holders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

For a reconciliation of certain non-Generally Accepted Accounting Principles (GAAP) financial information in Sections 3.2 and 3.5 to the most directly comparable financial measure calculated in accordance with Australian GAAP, refer to Westpac’s 2004 interim profit announcement prepared for distribution in the United States of America. This profit announcement was filed with the U.S. Securities and Exchange Commission on Form 6-K on May 10, 2004 and is available on the EDGAR section of its website www.sec.gov.

4.5 Purchase and sale of Westpac shares by Westpac controlled entities

Entities controlled by Westpac have holdings in, and buy and sell shares in, Westpac from time to time. Typically such shares are held or acquired or disposed of by funds management companies, controlled by Westpac, for the benefit of trusts or managed accounts.

Purchases or sales of Westpac shares by Westpac controlled entities will be disclosed to the extent required by the substantial shareholder regime contained in Chapter 6C.1 of the Corporations Act.

In general, Chapter 6C.1 requires disclosure by a shareholder to the ASX and the company when that holder acquires 5% or more of the company’s shares and further disclosure when the holder acquires an additional 1% or more.

4.6 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as OCH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by OCH.

4.7 Restrictions on the payment of Buy-Back proceeds

Westpac will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Westpac is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959, the Charter of the United Nations Act 1945, the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, the Charter of the United Nations (Sanctions — Afghanistan) Regulations 2001, and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

4.8 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.9 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Westpac on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Westpac. Westpac retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If Westpac accepts your Tender, a binding Buy-Back Contract is formed between you and Westpac, and you must sell the tendered Shares to Westpac on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

•                  offer to sell to Westpac on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Price(s);

•                  agree that Westpac’s announcement to ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is effective notice or communication of Westpac’s acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) and which are submitted in accordance with the Buy-Back Documents (or treated by Westpac as being so submitted) and which are not rejected by Westpac, and is effective notice of Westpac’s rejection of any of your Tenders above the Buy-Back Price and that it is only upon such communication by announcement to ASX that a contract is formed for the purchase of relevant Shares. You waive any requirement to receive further notice or communication from Westpac of its acceptance or rejection of any Tender submitted by you;

•                  warrant to Westpac that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

•                  warrant that you are a person to whom the Invitation may lawfully be made, or a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident and that you are not an Excluded Foreign Person;

•                  authorise Westpac (and its officers, agents or contractors) to correct any error in, or omission from, your Tender Form, and to insert any missing details;

•                  undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and

•                  undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify Westpac for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Westpac Share Registry receives your signed and correctly completed Tender Form or, if you have a CHESS Holding, your controlling participant processes your Tender through CHESS.

4.10 Westpac’s rights to accept or reject Tenders and Tender Forms

At any time, Westpac may (at its sole discretion):

•                  accept or reject any Tender or Tender Form; and/or

•                  accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Westpac may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

You agree that Westpac can communicate its acceptance by an announcement to the ASX of the Buy-Back Price, the scale back (if any) and other relevant details and it is only upon such communication by announcement to ASX that a contract is formed for the purchase of relevant Shares.

4.11 Westpac’s right to vary dates and times

While Westpac does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it does however reserve the right to do so without notifying you.

4.12 Westpac’s right to adjust Tenders

You are entitled to sell in the Buy-Back the lesser of:

•                  the number of Shares registered in your name on 18 May 2004 (and, in accordance with the ASTC Settlement Rules conferring an entitlement to participate in the Buy-Back); and

•                  the number of Shares you hold on the Buy-Back Date (your “Entitled Shares”).

If you submit one Tender and it is more than your Entitled Shares and Westpac accepts your Tender, Westpac will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Westpac will buy back only the number of your Entitled Shares in the following order of priority:

(a)          Westpac will first buy back your Entitled Shares from your Tender submitted at your lowest Tender Price which is at or below the Buy-back Price; and

(b)         If, after the application of (a), you have Entitled Shares remaining, Westpac will next buy back your Entitled Shares from your Tender submitted at your next lowest Tender Price which is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back price are bought back (subject to any scale back).

A Final Price Tender will be treated as a Tender at the lowest price in the range for the purposes of this provision.

4.13 Directors’ entitlements

Directors are entitled to participate in the Buy-Back, but the Westpac Board has determined that Directors and selected executives involved in implementing the Buy-Back should not participate in the Buy-Back in respect of Shares held beneficially by them.

As at 6 May 2004, the Directors of Westpac held or had a relevant interest in the following securities in Westpac:

Director	Beneficial Shares	Number of Options		Performance Share Rights		Non Beneficial Shares
Leon Davis	27,990	0		0		117,034	*

David Morgan	959,732	5,090,580	**	218,000	***	0

David Crawford	8,886	0		0		0

Sir Llewellyn Edwards	3,663	0		0		117,034	*

Ted Evans	4,000	0		0		0

Carolyn Hewson	4,074	0		0		0

Helen Lynch	17,783	0		0		0

Peter Wilson	1,229	0		0		0

*                      Certain Directors have relevant interests (non-beneficial) in shares, and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors are trustees.

**               Options issued under the 1999 Chief Executive Share Option Agreement, 2001 Chief Executive Share Option Agreement and Chief Executive Securities Agreement 2003.

***        Performance Share Rights issued under the Chief Executive Securities Agreement 2003.

4.14 ASIC and ASX relief

ASIC has granted Westpac an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Westpac:

•                  to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•                  to use the scale back mechanism described in Section 1.16;

•                  to invite all shareholders (other than Excluded Foreign Persons), to offer for sale Shares (other than Restricted Employee Shares) in accordance with the terms and conditions set out in the Buy-Back Documents, rather than Westpac offering to buy back such Shares; and

•                  not to accept any Tender received from any person whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

ASIC has also granted Westpac an exemption from any requirement to provide a Financial Services Guide in or with this booklet.

The ASX has granted Westpac the following:

•                  a waiver from Listing Rule 7.40 to permit Westpac to dispatch the Buy-Back Documents to shareholders within 6 business days after the Buy-Back Record Date; and

•                  a waiver from Listing Rule 3.8A to excuse Westpac from the requirement to lodge an Appendix 3E.

4.15 Privacy

Westpac is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Westpac to process your Tender. If you do not provide this information, Westpac may be hindered in, or prevented from, processing your Tender.

The personal information collected by Westpac will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of Westpac, to a print and mail service provider, to Westpac’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by Westpac in relation to your shareholding, please write to Westpac, c/- ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

5.               Definitions and Interpretation

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ADR means American Depositary Receipt.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASTC Settlement Rules means the business rules of the ASTC from time to time.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

Board or Westpac Board means the Board of Directors of Westpac.

Buy-Back means the buy-back of shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and Westpac if Westpac accepts your Tender.

Buy-Back Date means the date and time Westpac announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which Westpac will buy back Shares from Tenders it accepts in the Buy-Back.

Buy-Back Record Date means the date of determination of shareholders entitled to participate in the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Westpac.

CHESS Holding means a holding of Shares on the CHESS subregister of Westpac.

Closing Date means 7 pm Sydney time on Friday, 18 June 2004, unless the Board announces a later date.

Corporations Act means the Corporations Act 2001 (Commonwealth).

DRP means Westpac’s dividend reinvestment plan.

Entitled Shares means the number of Shares you hold on the Buy-Back Date after excluding any Restricted Employee Shares.

Excluded Foreign Person means any person holding Shares:

(a)          to whom Westpac would be prohibited from paying money pursuant to:

(i)             Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)          Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)       Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)      Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003; or

(v)         any other act, rule or regulation prohibiting Westpac from making payments to foreign persons;

(b)         to whom the Invitation may not be lawfully made under the laws of the jurisdiction in which they are resident, including Japan; or

(c)          whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

Excluded Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (200 shares or less) as a result of the scale back.

Final Price Tender means a tender in which the shareholder elects to receive the Buy-Back Price, whatever it is determined it to be.

Interim Dividend Record Date means the date of determination of shareholders entitled to receive the interim dividend.

Invitation means the invitation by Westpac to its shareholders to offer to sell Shares as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Westpac.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Westpac.

NZ Class Shares are the shares described in the constitution of Westpac (NZ)Investments Limited (a company incorporated in New Zealand) as NZ Class Shares.

OCH means the Options Clearing House Pty Ltd.

Plan means any Westpac employee share incentive scheme.

Priority Allocation means 200 Shares or such lesser number of Shares as is required to ensure that Westpac is able to buy back only the number of Shares it determines to buy back.

Restricted Employee Shares means Shares:

(a)          held pursuant to the Plans that the holder would not be entitled to sell into the Buy-Back under the terms of the Plans; or

(b)         issued between 12 December 2003 and 30 December 2003 pursuant to the exercise of options granted under the Senior Officer’s Share Purchase Scheme series 83.

Shares means fully paid ordinary shares in the capital of Westpac on issue as at 18 May 2004.

Small Holding means a holding of fewer than or equal to 200 fully paid ordinary shares in the capital of Westpac as at the Closing Date.

Tender means a shareholder’s offer to sell nominated Shares back to Westpac at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this Buy-Back booklet.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to Westpac which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-back Documents.

Tender Price means one of the specified prices (from $14.00 to $18.00 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141).

Westpac Share Register means the share register of Westpac maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Westpac Share Registry means ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Withdrawal/Amendment Form means the form entitled “Tender Withdrawal/Amendment Form” at the back of this booklet or otherwise provided to you by Westpac to withdraw or amend a Tender.

you or shareholder means a holder of Shares in Westpac.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•                  the singular includes the plural, and vice versa;

•                  words importing one gender include other genders;

•                  other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•                  terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•                  a reference to currency is to Australian dollars; and

•                  a reference to time is to Sydney time.

The postal acceptance rule does not apply to Tenders.

The Invitation, your Tender, and any Buy-Back Contract are governed by the laws of New South Wales.

Contacts

If you have any questions in relation to the Buy-Back please call the Westpac Buy-Back enquiry line:

Within Australia:

1800 804 255

From outside Australia:

+612 8280 7070

8.30 am to 5.30 pm

(Sydney time)

Monday to Friday

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Withdrawal/Amendment Form
THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

You should refer to the instructions overleaf before completing this form particularly if the number of Shares shown in Box A (Box C if you are a Westpac employee) of your original Tender Form is 200 or less.

A	Registered name and address of Security holder	SRN/HIN
(Please print in CAPITAL LETTERS in black ink)

Shares shown in Box A (Box C if you are a
Westpac employee) of your original personalised
Tender Form:

B	Tick one (only):
	☐	Withdrawal: I/We wish to withdraw my/our previous Tender Form in its entirety and I/we do not wish to replace it with a new Tender Form. (You only need to complete Box A, Box B and sign at Box E)

	☐	Amendment: I/We wish to withdraw my/our previous Tender Form in its entirety and wish to replace it with a new Tender Form as set out below. (Complete Boxes A to E)

I/We offer to sell the following Shares to Westpac at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents:

			Shares as a FINAL PRICE TENDER	Insert the number of Shares (if any) you
wish to tender as a Final Price Tender.

AND /OR

	+		at $ 14.00 per Share

	+		at $ 14.50 per Share

	+		at $ 15.00 per Share
C

	+		at $ 15.50 per Share

Insert the number of Shares (if any) you
	+		at $ 16.00 per Share	wish to tender next to the price at which
you wish to tender those Shares.

	+		at $ 16.50 per Share

	+		at $ 17.00 per Share

	+		at $ 17.50 per Share

	+		at $ 18.00 per Share

D	=		TOTAL NUMBER OF SHARES TENDERED	Add up all the Shares in each row and write that number in Box D. The total of Shares tendered cannot exceed your holding in Box A (Box C if you are a Westpac employee).

E		Please sign within the boxes below in accordance with instructions overleaf

		Individual OR Sole Director and Sole Company Secretary	Joint Shareholder 2 OR Director/Company Secretary	Joint Shareholder 3 OR Director

Please provide your contact details:

/ /
		Date	Contact name	Contact daytime telephone number

Withdrawal/Amendment Form Instructions

Withdrawing or Amending your Tender Form

The instructions below are cross-referenced to each section of the Withdrawal/Amendment Form.

A                    You need to fill in the details in Box A. The registered name and address must match exactly the name and address details recorded on the Westpac Share Register for that registered holding.

CHESS Holders must provide their Holder Identification Number (HIN) and Issuer Sponsored Holders must provide their Securityholder Reference Number (SRN). Please also specify the number of Shares shown in Box A (Box C if you are a Westpac employee) of your original personalised Tender Form. This is the number of Shares registered in your name as at 18 May 2004 that confer an entitlement to participate in the Buy-Back.

B                    Tick one of the two boxes only.

•                  Tick the “Withdrawal” Box if you wish to withdraw your previous Tender Form in its entirety and you do not wish to replace it with a new Tender Form. You only need to complete Box A, Box B and Box E.

•                  Tick the “Amendment” Box if you wish to withdraw your previous Tender Form in its entirety and replace it with this new Tender Form. Complete Boxes A to E. You acknowledge that your new Tender(s) are offers to sell the tendered Shares to Westpac at the Tender Price(s) specified and on the Terms and conditions set out in the Buy-Back Documents.

C               Complete Box C if you wish to amend your original Tender Form. If the number of Shares shown in Box A (Box C if you are a Westpac employee) of your original Tender Form is 200 or less, you must tender all of the Shares either as a Final Price Tender, or at one of the specified prices. You cannot tender different parcels of Shares at different Tender Prices.

If the number of Shares shown in Box A (Box C if you are a Westpac employee) of your original Tender Form is more than 200, you may tender different parcels of Shares at different Tender Prices. For example, you may tender some Shares shown in Box A as a Final Price Tender, some Shares at the specified price of say, $14.50, and some Shares at the specified price of, say $15.50. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

D               You must add up the number of Shares inserted in Box C and write the total number in Box D. This total number must not exceed the number of Shares shown in Box A (Box C if you are a Westpac employee) of your original personalised Tender Form.

E                 Sign and date the Withdrawal/Amendment Form at Box E. By signing and returning this Withdrawal/Amendment Form E you acknowledge that you have read and understood the Buy-Back Documents.

Joint shareholders - all holders must sign.

Under power of attorney - if not already noted by the Westpac Share Registry, a certified copy of the power of attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased estate - all executors should sign and, if not already noted by the Westpac Share Registry, a certified copy of probate or letters of administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Please also provide a contact name and a daytime telephone number in case we need to contact you about your Tender.

Submitting your Withdrawal/Amendment Form

CHESS Holders
Do not send your Withdrawal/Amendment Form to the Westpac Share Registry.

You need to ensure that your controlling participant receives your withdrawal/amendment instructions in sufficient time for them to process your withdrawal/amendment no later than 7.00 pm (Sydney time) on Friday, 18 June 2004.

Issuer Sponsored Holders and Westpac Employees
Send or deliver your completed and signed Withdrawal/Amendment Form to the following address so that it is received no later than 7.00 pm (Sydney time) on Friday, 18 June 2004.

If sending by mail - from within Australia	If sending by mail - from outside Australia	If hand delivering
Westpac Buy-Back Tender	Westpac Share Registry	Westpac Share Registry
Reply Paid 1519	Locked Bag A6015	C/- ASX Perpetual Registrars
Sydney South NSW 1234	Sydney South NSW 1235	Limited
	AUSTRALIA	Level 8, 580 George Street
Sydney NSW 2000

If you have any questions call 1800 804 255 (within Australia) or + 61 2 8280 7070 (outside Australia)

If you are a Westpac employee you should contact the Buy-Back Employee Info Line on 1800 006 659 or +61 2 8280 7047

Financial Adviser

Legal and Tax Adviser